

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2024

Duane Holloway
General Counsel
United States Steel Corporation
600 Grant Street
Pittsburgh, PA 15219

      Re: United States Steel Corporation
          Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
          Filed February 26, 2024
          File No. 001-16811

Dear Duane Holloway:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Manufacturing